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SECURITI[illegible] 07007925 [illegible]N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neidiger, Tucker, Bruner, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1331 17th Street, Suite 400
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terri Lowe — (303) 825-1825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terri E. Lowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neidiger, Tucker, Bruner, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



My Commission Expires April 17, 2010

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEIDIGER, TUCKER, BRUNER, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2007

NEIDIGER, TUCKER, BRUNER, INC.

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Neidiger, Tucker, Bruner, Inc.

We have audited the accompanying statement of financial condition of Neidiger, Tucker, Bruner, Inc. as of June 30, 2007, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neidiger, Tucker, Bruner, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 15, 2007

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash and cash equivalents	$	193,523
Receivables:		
Clearing brokers		1,122,284
Commissions		490,772
Brokers, less allowance for doubtful accounts of $216,401		13,558
Securities owned, at market value		68,378
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $34,393		71,863
Other assets		34,839
	$	**1,995,217**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Salaries and commissions payable	$	772,144
Due to clearing broker		68,270
Capital lease obligation (Note 3)		63,766
Accrued taxes		64,781
Deferred rent		82,192
Income taxes payable (Note 2)		74,871
Securities sold, but not yet purchased, at market value		984
Other accrued liabilities		58,979
TOTAL LIABILITIES		1,185,987
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDERS' EQUITY (Note 4):		
Preferred stock, series 2001-A, $.001 par value, 9% voting, 600,000 shares authorized; 76,840 shares issued and outstanding		77
Common stock, $.001 par value; 10,000,000 shares authorized; 480,802 shares issued and outstanding		481
Additional paid-in capital		927,412
Deficit		(118,740)
TOTAL SHAREHOLDERS' EQUITY		809,230
	$	**1,995,217**

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2007

REVENUE:		
Commissions	$	5,693,084
Private placement income		724,821
Interest		252,020
Trading profit, net		149,002
Underwriting income		105,997
Firm investments		31,093
Total revenue		6,956,017
EXPENSES:		
Commissions		4,745,199
Salaries and wages		589,981
Interest		288,451
Occupancy and equipment costs		243,951
Clearing charges		193,522
Payroll taxes		178,084
General and administrative		158,443
Penalties and taxes		169,575
Legal and professional		130,299
Quote services		119,096
Office expenses		45,876
Telephone		29,040
Employee benefits		5,290
Promotion costs		4,014
Total expenses		6,900,821
NET INCOME BEFORE INCOME TAX PROVISION		55,196
Income tax provision (Note 2)		74,871
NET LOSS	**$**	**(19,675)**

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	Series A Preferred Stock		Common Stock		Additional Paid-In	
	Shares	Amount	Shares	Amount	Capital	Deficit
BALANCES, June 30, 2006	36,050	$ 36	393,802	$ 394	$ 671,752	$ (99,065)
Sale of common stock	-	-	87,000	87	119,973	-
Sale of preferred stock	60,000	60	-	-	239,940	-
Dividends	-	-	-	-	(27,432)	-
Retirement of preferred stock	(19,210)	(19)	-	-	(76,821)	-
Net loss	-	-	-	-	-	(19,675)
BALANCES, June 30, 2007	**76,840**	**$ 77**	**480,802**	**$ 481**	**$ 927,412**	**$ (118,740)**

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(19,675)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		19,431
Increase in receivable from clearing broker		(387,411)
Decrease in commissions receivable		4,302
Decrease in securities owned, at market value		60,318
Decrease in securities owned, not readily marketable, at cost		4,800
Increase in salaries and commissions payable		76,656
Decrease in accrued payroll taxes		(54)
Increase in income taxes payable		59,871
Decrease in due to clearing broker		(5,047)
Increase in deferred rent		4,604
Decrease in securities sold, not yet purchased		(53,274)
Decrease in accrued liabilities		(9,414)
Net cash used in operating activities		(244,893)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in receivables - brokers		20,238
Purchase of furniture and equipment, net		(20,141)
Increase in other assets		(8,048)
Net cash used in investing activities		(7,951)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of common stock		120,060
Sale of preferred stock		240,000
Dividends paid		(27,432)
Retirement of preferred stock		(76,840)
Net cash provided by financing activities		255,788
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,944
CASH AND CASH EQUIVALENTS, at beginning of year		190,579
CASH AND CASH EQUIVALENTS, at end of year	**$**	**193,523**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**288,451**
Cash paid for income taxes	**$**	**29,324**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

The Company was organized on May 20, 1977, and is a securities broker-dealer registered with the Securities and Exchange Commission. The Company has 17 branch offices and transacts business throughout Colorado, Missouri, Kansas, Florida, Arkansas, California and Arizona.

Securities inventory and revenue recognition

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. For the year ended June 30, 2007, the Company has recorded proprietary transactions on a settlement-date basis which is not materially different from trade-date basis. Commission revenue and related expenses have been accrued on a settlement-date basis which is not materially different from trade-date basis.

Good faith and expense allowances received by the Company in connection with its underwriting activities are deferred and recognized as income as related costs are incurred.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to ten years. Leasehold improvements are amortized over the term of the lease.

Statement of cash flows

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

In June 2006, the FASB issued Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes ("FIN No. 48"). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure, and transition. FIN No. 48 is effective for the Company's first fiscal year beginning after December 15, 2006. The Company does not expect the interpretation to have a material impact on its results of operation or financial position.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The current year income tax liability represents taxes currently due. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 2 - INCOME TAXES (continued)

The primary components of the Company's deferred income tax assets and liabilities as of June 30, 2007 are as follows.

	2007
Deferred tax liabilities	$ -
Deferred tax asset:	
Allowance for doubtful accounts	125,900
Valuation allowance for deferred tax assets	(125,900)
	$ -

The valuation allowance for deferred tax assets was increased by $29,600 during the year ended June 30, 2007.

NOTE 3 - LEASE OBLIGATIONS

Capital Lease Obligations

The Company has various capital leases covering office furniture and equipment. Aggregate annual payments on the capital lease obligations as of June 30, 2007, are as follows:

Year ending June 30,	Amount
2008	$ 26,199
2009	26,199
2010	17,329
Total minimum lease payments	69,727
Less: Amount representing interest	(5,961)
Present value of future minimum lease payments	**$ 63,766**

The amount of furniture and equipment under capital leases at June 30, 2007, was $104,679. This property had related accumulated depreciation of $31,885 for a net book value at June 30, 2007, of $72,794.

NOTE 3 - LEASE OBLIGATIONS (continued)

Operating Lease Obligations

The Company leases office space and equipment under non-cancelable operating leases expiring through 2012. At June 30, 2007, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year	Amount
2008	$ 178,039
2009	180,657
2010	187,209
2011	192,444
2012	197,676
	$ 936,025

In addition to the above leases, the Company also leases equipment on a month-to-month basis. Total rental expense of $241,180, including the non-cancelable leases referred to above, was charged to operations during the year ended June 30, 2007.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2007, the Company had net capital and net capital requirements of $689,137 and $250,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.68 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has purchased securities for its own account, and may incur losses if the market value of the securities decreases subsequent to June 30, 2007. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company may incur a loss if the market value of the securities increases subsequent to June 30, 2007.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES (continued)

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices.

The Company is involved in various disputes arising in the normal course of business, which are in the preliminary stages. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcome at the present time.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. At June 30, 2007, the Company had $93,523 in excess of this requirement, which is subject to loss should the bank cease operations.

The Company has receivables from and deposits with its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

SUPPLEMENTARY INFORMATION

NEIDIGER, TUCKER, BRUNER, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2007

CREDIT:		
Shareholders' equity	$	809,230
DEBITS:		
Nonallowable assets:		
Broker receivables, net		13,558
Furniture, equipment and leasehold improvements, net		71,863
Other assets		34,839
Less: Assets adequately secured by liabilities		(11,912)
Total debits		108,348
Net capital before haircuts on securities positions		700,882
Haircuts on securities positions		11,745
NET CAPITAL		689,137
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,161,178 or $250,000, whichever is greater		250,000
Excess net capital	**$**	**439,137**
AGGREGATE INDEBTEDNESS:		
Salaries and commission payable	$	772,144
Due to clearing broker		68,270
Accrued payroll taxes		64,781
Deferred rent		82,192
Income taxes payable		74,871
Other accrued liabilities		58,979
Capital lease obligation		39,941
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1,161,178**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.68 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying independent auditors' report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Neidiger, Tucker, Bruner, Inc.

In planning and performing our audit of the financial statements and supplementary information of Neidiger, Tucker, Bruner, Inc. for the year ended June 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Neidiger, Tucker, Bruner, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Neidiger, Tucker, Bruner, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

In addition, our review indicated that Neidiger, Tucker, Bruner, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
August 15, 2007

END